--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                             SLM INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                               (Name of applicant)

                              c/o Maska U.S., Inc.
                                9 Vose Farm Road
                             Peterborough, NH 03458
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                   SECURITIES TO BE ISSUED UNDER THE INDENTURE
                                TO BE QUALIFIED:

                         TITLE OF CLASS                               AMOUNT
------------------------------------------                ----------------------
14% Senior Secured Notes due April 1, 2004                $ 29,000,000(*)


Approximate date of proposed public offering: As soon as practicable after this application for qualification becomes effective.

Name and address of agent for service:             With a copy to:

D. Bruce Randall, Esq.                             David W. Pollak, Esq.
SLM International, Inc.                            Morgan, Lewis & Bockius LLP
c/o Maska U.S., Inc.                               101 Park Avenue
9 Vose Farm Road                                   New York, NY  10178
Peterborough, NH  03458

        The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

----------------------
(*) The amount to be qualified shall include the initial $29,000,000 in principal amount to be issued, along with additional amounts of 14% Senior Secured Notes due April 1, 2004 issued as interest payments. Under the Indenture to be qualified, the first interest payment and (subject to certain restrictions) up to 4% per annum of interest thereafter may be payable by the issuance of additional Senior Notes.

                                            GENERAL

1.      General Information

        (a)    The applicant, SLM International, Inc. ("SLM"), is a corporation.

        (b)    SLM was organized under the laws of the State of Delaware.

2.      Securities Act Exemption Applicable

        In connection with various transactions (the "Transactions") contemplated by the First Amended Joint Chapter 11 Plan (as Modified) of SLM and its Subsidiaries (the "Reorganization Plan"), certain creditors (the "Lenders") holding claims against SLM and its subsidiaries will receive the following consideration on account of their claims : (i) Available Cash (as defined in the Reorganization Plan); (ii) 14% Senior Secured Notes due April 1, 2004 (the "Senior Secured Notes") to be issued by SLM under the Indenture to be qualified hereby in the amount of $73,973,000 less Available Cash; and (iii) 2,470,000 shares of Common Stock, par value $.01 per share (the "Common Stock") of SLM that will be issued under the Reorganization Plan. The Lenders have agreed to sell such shares of Common Stock to Wellspring Associates L.L.C. ("Wellspring") on a "when issued" basis. The terms of the above exchange are contained in the Reorganization Plan. No Senior Secured Notes will be issued before the effective date of this application for qualification.

        Since the Senior Secured Notes are being offered in exchange for claims against SLM and its subsidiaries, the issuance of the Senior Secured Notes to the Lenders is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to section 1145 of the Bankruptcy Code, 11 U.S.C. ss. 1145. No Lender has purchased a claim against SLM with the purpose of distributing the Senior Secured Notes to be received in exchange for such claim. No Lender has offered to sell the Senior Secured Notes that will be received by other Lenders. No Lender has offered to buy the Senior Secured Notes with a view to distribution of such securities or under an agreement made in connection with the Reorganization Plan, with the consummation of the Reorganization Plan or with the offer or sale of such securities under the Reorganization Plan.

                                         AFFILIATIONS

3.      Affiliates

        For purposes of this Application, the directors and executive officers of SLM named in response to Item 4 hereof may be deemed affiliates of SLM by virtue of the positions held by such persons with SLM.

        The following table sets forth the other affiliates of SLM as of March 1, 1997:

                    Company                             % Ownership by SLM
                    -------                             ------------------
Maska U.S., Inc.                                                100%
9 Vose Farm Road
Peterborough, NH 03458

#1 Apparel, Inc.                                                100%
c/o Maska U.S., Inc.
9 Vose Farm Road
Peterborough, NH 03458

SLM Trademark Acquisition Corp.                                 100%
c/o Maska U.S., Inc.
9 Vose Farm Road
Peterborough, NH 03458

Sport Maska Inc.                                                100%
7405 Trans Canada Highway, Suite 300
St. Laurent, Quebec H4T 1Z2

#1 Apparel Canada Inc.                                          100%
375 Sligo Road
Mount Forest, Ontario N0G 2L0

St-Lawrence Manufacturing Canada Inc.                           100%
7405 Trans Canada Highway, Suite 300
St. Laurent, Quebec H4T 1Z2

Mitchel and King Skates Ltd.                                    100%
818/819 Leigh Road
Slough
Berkshire, England SL1 45A

SLM Trademark Acquisition Canada Corporation                    100%(1)
7405 Trans Canada Highway, Suite 300
St. Laurent, Quebec H4T 1Z2

----------------
(1)    100% owned by SLM Trademark Acquisition Corp.

                    Company                             % Ownership by SLM
                    -------                             ------------------
Sport Maska Europe S.A.R.L.                                     100%(2)
257 Avenue George Clemenceau
92000 Nanterre
France

CCM Holdings (1983) Inc.                                         50%(3)
9095 25th Avenue
St. Georges, Beauce
Quebec G5Y SC8

-----------------
(2)    100% owned by Sport Maska Inc.

(3)    50% owned by SLM Trademark Acquisition Canada Corporation.


                             MANAGEMENT AND CONTROL

4.      Directors and Executive Officers

        The following table lists the names of all directors and executive officers of SLM, and all offices held with SLM by each such person, upon the consummation of the Transactions:

           Name                                  Office

Gerald B. Wasserman                     Chief Executive Officer, President and
SLM International, Inc.                 Director
c/o Maska U.S., Inc.
9 Vose Farm Road
Peterborough, NH 03458

Russell J. David                        Vice President - Finance
SLM International, Inc.
c/o Maska U.S., Inc.
9 Vose Farm Road
Peterborough, NH 03458

Gordon Halliday                         Vice President - Operations
SLM International, Inc.
c/o Maska U.S., Inc.
9 Vose Farm Road
Peterborough, NH 03458

D. Bruce Randall                        Secretary
SLM International, Inc.
c/o Maska U.S., Inc.
9 Vose Farm Road
Peterborough, NH 03458

James Pendergast                        Director
The Equitable Life Assurance
   Society of the U.S.
c/o Alliance Capital
1345 Avenue of the Americas
New York, NY  10105

Paul Chute                              Director
Phoenix Home Life Mutual
   Insurance Company
1 American Row
Hartford, CT 06115

Douglas W. Rotatori                     Director
Wellspring Associates L.L.C.
620 Fifth Avenue
New York, NY 10020

Martin Davis                            Director
Wellspring Associates L.L.C.
620 Fifth Avenue
New York, NY 10020


5.      Principal Owners of Voting Securities

        Upon the consummation of the Transactions, no person will be known to SLM to own beneficially more than 10% of the Common Stock of SLM except as set forth below.

        The following table shows upon consummation of the Transactions the Common Stock to be beneficially owned directly by Wellspring, Gerald B. Wasserman and The Equitable Life Assurance Society of the U.S.:

                                  Title of              Amount of             Percent
     Name                       Class Owned        Beneficial Ownership      of Class (1)
     ----                       -----------       ----------------------     ------------
Wellspring                         Common         3,326,586 shares (2)(3)      51.2%
   Associates L.L.C.
620 Fifth Avenue
New York, NY 10020

Gerald B. Wasserman                Common          722,222 shares (4)         10% (4)
SLM International, Inc.
c/o Maska U.S., Inc.
9 Vose Farm Road
Peterborough, NH 03458

The Equitable Life Assurance       Common         1,057,805 shares            16.3%
   Society of the U.S.
c/o Alliance Capital
1345 Avenue of the Americas
New York, NY 10105

--------

(1) The percentage of Common Stock will vary depending on the resolution of certain claims against SLM and its subsidiaries. The percentages shown are based upon those provided in the First Amended Disclosure Statement, dated November 12, 1996, issued in connection with the Reorganization
        Plan.

(2) Includes 2,470,000 shares of Common Stock that the Lenders have sold to Wellspring on a "when-issued" basis. The Lenders will receive these shares of Common Stock as part consideration for their claims against SLM and its subsidiaries.

(3) Includes 856,586 shares of Common Stock (representing 13.2% of the outstanding shares of Common Stock) that Wellspring has offered to purchase pursuant to a cash option offered to certain unsecured creditors of SLM and its subsidiaries.


(4) Pursuant to his employment agreement with SLM, Mr. Wasserman has been granted options to acquire 722,222 shares of Common Stock. Assuming no issuance of additional shares of Common Stock, Mr. Wasserman's exercise of his stock options will give him 10% of the outstanding Common Stock.


                                  UNDERWRITERS

6.      Underwriters

        (a) In the three years prior to the filing of this application, no person acted as an underwriter for any securities of SLM.

        (b)    There is no underwriter for the Senior Secured Notes.


                               CAPITAL SECURITIES

7.      Capitalization

        (a)    Outstanding.

                                  Capital Stock

        Upon the consummation of the Transactions, SLM's capitalization will be as follows:

                                              Number of Shares
                         -------------------------------------------------------
                         Authorized by        Authorized for
                            Charter              Issuance            Outstanding
                            -------              --------            -----------
Common Stock,
$.01 Par Value             15,000,000           6,500,000             6,500,000


                                 DEBT SECURITIES

        Upon the consummation of the Transactions, the only debt securities of SLM will be the Senior Secured Notes.

        In connection with the Reorganization Plan, in addition to the 6,500,000 shares of Common Stock issued under the Reorganization Plan and the shares of Common Stock that Mr. Wasserman can acquire by exercising the stock options granted to him, additional shares of Common Stock are potentially issuable by SLM to holders of shares of SLM Common Stock prior to SLM's reorganization (including, shares to be issued pursuant to a securities litigation settlement) who will receive warrants to acquire 300,000 shares of Common Stock.

        (b) Each share of Common Stock entitles the holder thereof to one vote. Cumulative voting for the election of directors is not authorized.


                              INDENTURE SECURITIES

8.      Analysis of Indenture Provisions

        The Senior Secured Notes will be issued under an Indenture (the "Indenture") between SLM and The Bank of New York, as Trustee (the "Trustee"). The following is a general description of certain provisions of the Indenture to be qualified, and the description is qualified in its entirety by reference to the form of the Indenture to be qualified, filed as an exhibit hereto. Terms used herein without definition have the same meanings as in the Indenture.

        (a)    Events of Default; Withholding of Notices.

        The Indenture provides that if an Event of Default shall have occurred and be continuing, either the Trustee, by notice to SLM, or the holders of at least 51% in principal amount of the Senior Secured Notes then outstanding (the "Requisite Holders"), by notice to SLM, may declare the principal of and accrued interest on all such Senior Secured Notes to be due and payable immediately; provided, however, that if any and all defaults (other than the nonpayment of principal of and interest on Senior Secured Notes which shall have become due solely by acceleration) shall have been remedied, the Requisite Holders may rescind such declaration of default and annul its consequences. (Section 502).

        The Indenture provides that no holder of Senior Secured Notes, as such, may institute any action against SLM under the Indenture (except actions for payment of overdue principal or interest on the Senior Secured Notes) unless (i) such holder has given written notice to the Trustee of a continuing Event of Default, (ii) the Requisite Holders have made written request to the Trustee to institute such action in respect of such Event of Default, (iii) such holder has offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, (iv) the Trustee shall not have instituted such action within 15 days of such notice, request and offer of indemnity and (v) no direction inconsistent with such written request has been given to the Trustee during such 15-day period by the Requisite Holders. (Section 507).

        Events of Default are defined in the Indenture as being in default for 3 days in payment of any interest installment or failure to make payment when due of the principal of the Senior Secured Notes; the failure to perform or observe any other covenant, obligation or agreement in the Indenture or any Collateral Documents (subject to grace periods in certain circumstances);

the failure of SLM or any subsidiary to pay when due or any default in the payment of any principal or interest on other indebtedness in the principal amount of $100,000 or more or any breach or default with respect to any other indebtedness in the principal amount of $100,000 or more, if such breach or default is not waived within 5 days after the occurrence thereof; any money judgment, writ or warrant of attachment in an amount in excess of $100,000 not adequately covered by insurance being entered or filed against SLM, any subsidiary or any of their respective assets; any order, judgment or decree entered against SLM or any subsidiary decreeing the dissolution or split-up of SLM or its subsidiary; certain events relating to the termination of any pension plan maintained by SLM or certain affiliates; the withdrawal of SLM or certain affiliates under an ERISA multiemployer plan; the revocation of the Indenture or Senior Secured Notes by SLM or any Guaranty by a Guarantor; the material restriction of the protection or security afforded the Trustee by SLM and the Guarantors; SLM contesting the validity of, or its obligations under, the Indenture, the Senior Secured Notes or the Collateral Documents; any Guarantor contesting the validity of, or its obligations under, its Guaranty or the Collateral Documents and certain events of bankruptcy, insolvency and reorganization. (Section 501).

        The Indenture provides that the Trustee shall, within five Business Days after the occurrence of an Event of Default, give to the holders of the Senior Secured Notes notice of such default. (Section 602).

        The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default, to use the same degree of care and skill in its exercise, as a prudent man would exercise or use, to be indemnified by SLM against any loss or liability incurred without negligence or bad faith. (Sections 601 and 607).

        (b)    Authentication and Delivery of Senior
               Secured Notes; Application of Proceeds.

        The Senior Secured Notes shall be executed on behalf of SLM by an Authorized Officer. Signatures of officers of SLM may be manual or by facsimile. A Senior Secured Note shall not be valid until authenticated by a manual signature of an Authorized Officer. (Section 303).

        The Senior Secured Notes along with cash payments are being offered in exchange for the Lender's claims against SLM and its subsidiaries. No cash proceeds will be received by SLM in connection with the exchange.

        (c)    Release or Substitution of Property.

        Collateral may be released from the lien and security interest created by the Collateral Documents to the Indenture: (i) upon payment in full of the Senior Secured Notes and all other related obligations of SLM and the Guarantors; (ii) upon the sale or other disposition of collateral constituting an Asset Sale if such sale or other disposition is not prohibited under the Indenture and if the Net Cash Proceeds of Asset Sale are applied in accordance with this Indenture; (iii) upon the sale or other disposition of such collateral not constituting an Asset Sale pursuant to the terms of the Indenture; (iv) upon the substitution or replacement of such collateral with new collateral, provided that SLM grants to the Trustee a security interest and lien in such new collateral and executes all Collateral Documents necessary to perfect such security interest and lien; and (v) to the extent a lien is granted on such collateral and the Purchase Money Indebtedness secured thereby constitutes not less than 75% of the purchase price of the property subject to such lien. Upon compliance with the required provisions of the Indenture, the Trustee shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release provided by or on behalf of SLM to evidence the release of any collateral permitted to be released pursuant to the Indenture or the Collateral Documents. (Section 1103).

        Except as otherwise provided in the Intercreditor Agreement, at any time when a Potential Event of Default or Event of Default shall have occurred and be continuing and the maturity of the Senior Secured Notes shall have been accelerated (whether by declaration or otherwise) and the Trustee shall have delivered a notice of acceleration to SLM, no release of collateral pursuant hereto shall be effective as against the Trustee or the Holders. (Section 1103).

        (d)    Satisfaction and Discharge of the Senior Secured Notes.

        All Senior Secured Notes surrendered for payment, redemption, registration of transfer or exchange shall be delivered to the Trustee and shall be promptly canceled by it. SLM may deliver to the Trustee for cancellation any Senior Secured Notes previously authenticated and delivered which the Company may have acquired and all Senior Secured Notes so delivered shall be promptly canceled by the Trustee. No Senior Secured Notes shall be authenticated in lieu of or in exchange for any Senior Secured Notes canceled, except as expressly permitted by the Indenture. (Section 308).

        (e)    Statement as to Compliance.

        Upon any request or application by SLM to the Trustee to take any action under the Indenture, SLM shall if so requested furnish to the Trustee:

               (1) a Compliance Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with; and

               (2) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent, if any, have been complied with. (Section 102).

9.      Other Obligors

        In addition to SLM, the following companies will be obligors on the Senior Secured Notes:

Maska U.S., Inc.
9 Vose Farm Road
Peterborough, NH 03458

#1 Apparel, Inc.
c/o Maska U.S., Inc.
9 Vose Farm Road
Peterborough, NH 03458

SLM Trademark Acquisition Corp.
c/o Maska U.S., Inc.
9 Vose Farm Road
Peterborough, NH 03458

Sport Maska Inc.
7405 Trans Canada Highway, Suite 300
St. Laurent, Quebec H4T 1Z2

#1 Apparel Canada Inc.
375 Sligo Road
Mount Forest, Ontario N0G 2L0

St-Lawrence Manufacturing Canada Inc.
7405 Trans Canada Highway, Suite 300
St. Laurent, Quebec H4T 1Z2

SLM Trademark Acquisition Canada Corporation
7405 Trans Canada Highway, Suite 300
St. Laurent, Quebec H4T 1Z2


        Contents of Application for Qualification.

        This application for qualification comprises:

        (a)    Pages numbered 1 through 12, consecutively.

        (b) A statement of eligibility and qualification of the Trustee on Form T-1 (to be filed by amendment).

        (c) The following exhibits in addition to those to be filed as part of the statement of eligibility and qualification of the Trustee:

        *T3A Amended and Restated Certificate of Amendment of SLM International, Inc., effective upon the consummation of the Transactions.

        *T3B Amended and Restated By-laws of SLM International, Inc., effective upon the consummation of the Transactions.

        *T3C Indenture, dated as of March __, 1997, to be entered into between SLM International, Inc. and The Bank of New York, as Trustee, relating to the Senior Secured Notes.

        *T3F          Cross-reference sheet (included as part of Exhibit T3C).

        ------------------

        *  Filed herewith.

                                   SIGNATURES

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, SLM International, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of St. Laurent, and the Province of Quebec, Canada, on the 5th day of March, 1997.


                                              SLM INTERNATIONAL, INC.

                                              By: /s/ Russell J. David
                                                 ------------------------
                                                 Name:  Russell J. David
                                                 Title: Vice President - Finance

                                         EXHIBIT INDEX

Document                                                             Page Number


*T3A    Amended and Restated Certificate of Incorporation of SLM
        International, Inc., effective upon the consummation of the Transactions.

*T3B Amended and Restated By-laws of SLM International, Inc., effective upon the consummation of the Transactions.

*T3C Indenture, dated as of March __, 1997, to be entered into between SLM International, Inc. and The Bank of New York, as Trustee, relating to the Senior Secured Notes.

*T3F    Cross-reference sheet (included as part of Exhibit T3C).

  ------------------
  *  Filed herewith.